Merrimac Master Portfolio
Form: N-SAR June 30, 2004
Attachment - Item 77O

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Transactions effected pursuant to Rule 10f-3

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Transaction  #1:  Merrimac  Cash  Portfolio,  purchase on March 3, 2004 of Chase
Manhattan Auto Owner Trust, Series 2004-1, Class A1, 1.08%, maturing on 3/15/05.

Information or materials upon which the determination described in paragraph
(h)(3) of the rule 10f-3 was made.

The information described in item 1 through 3 above was provided to the Board of Directors at a special meeting on September 30, 2004 and additional information was provided to the Board of Directors at a Board Meeting held on November 4, 2004, as well as information supporting the reasonableness of the 0.83% gross spread paid to certify that the purchase was made in compliance with the Board adopted rule 10f-3 procedures.

1. From whom was the securities acquired. J.P. Morgan Chase. J.P. Morgan Chase was not an affiliated underwriter of the Fund.

2. Identify the underwriting syndicate's members. Lehman Brothers was the affiliated underwriter of the Fund and the syndicate included JP Morgan, Bear Stearns & Co., Inc., Banc One Capital Markets, Inc., Lehman Brothers, Morgan Keegan & Company, and the Williams Capital Group, L.P.

3. Terms of the transaction. The Merrimac Cash Portfolio, managed by Lincoln Capital Fixed Income Management Company, LLC, a wholly owned subsidiary of Lehman Brothers Holdings, Inc., purchased $60,000,000 face of asset backed securities of J.P. Morgan Chase, a company in continuous operation for greater than 3 years, in an initial public offering at the offering price of $100.00 per unit on trade date March 3, 2004. The underwriting gross spread paid was 0.83%. The percentage of the offering purchased by the Merrimac Cash Portfolio was 19.42% of the total offering. The percentage of the offering purchased by associated funds of the Sub-adviser was less than 25%. The security purchased was part of an issue registered with the Securities and Exchange Commission.

The security was purchased before the end of the first day on which any sales were made, at a price that was not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities. The securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the securities being offered, except those purchased by others pursuant to a rights offering. The underwriting gross spread was reasonable and fair in relation to that received by others for underwriting similar securities. No affiliated underwriter was a direct or indirect participant in, or benefited directly or indirectly from, the transaction.